UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13D
(Amendment No. 3)*

CHINA INFORMATION TECHNOLOGY, INC.
(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.01
(Title of Class of Securities)

G21174100
(CUSIP Number)

Union Investment Holdings Limited
Jianghuai Lin

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
Telephone: (+86) 755-8370-8333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2017
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: G21174100

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Union Investment Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,164,893 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,164,893 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,164,893 ordinary shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.2%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Union Investment Holdings Limited is wholly owned and controlled by Mr. Jianghuai Lin and Mr. Lin may be deemed to be a beneficial owner of the shares of China Information Technology, Inc. (the “Company”) held by Union Investment Holdings Limited.

(2) Based on 40,231,159 ordinary shares outstanding as of the date hereof.

CUSIP NO: G21174100

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jianghuai Lin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 726,641
	8.	SHARED VOTING POWER 16,164,893(1)
	9.	SOLE DISPOSITIVE POWER 726,641
	10.	SHARED DISPOSITIVE POWER 16,164,893(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,886,534 ordinary shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.0%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Union Investment Holdings Limited is wholly owned and controlled by Mr. Jianghuai Lin and Mr. Lin may be deemed to be a beneficial owner of the shares of the Company held by Union Investment Holdings Limited.

(2) Based on 40,231,159 ordinary shares outstanding as of the date hereof.

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") relates to the ordinary shares, par value $0.01 per share (the "Ordinary Shares"), of China Information Technology, Inc., a British Virgin Islands company (the "Company").

This Amendment No. 3 is being filed by Union Investment Holdings Limited (“Union Investment”), a British Virgin Islands company, and Jianghuai Lin (each, a “Reporting Person” and collectively, the “Reporting Persons”) to amend and supplement the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") on December 22, 2016 (as amended on January 17, 2017 and February 23, 2017, the "Schedule 13D"). Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented by the following:

Since the filing of the Amendment No. 2 to Schedule 13D on February 23, 2017, pursuant to the Purchase Plan, Mr. Jianghuai Lin acquired an additional 20,887 Ordinary Shares at a weighted-average purchase price per share of $0.8183 for an aggregate purchase price of $17,092 on February 23, 2017. Such purchase was funded from Mr. Lin’s personal funds.

On June 9, 2017, Union Investment entered into a stock purchase agreement with Chengdong Huang, pursuant to which, Union Investment purchased 1 million ordinary shares at a purchase price of $1.20 per share for a total purchase price of $1.2 million. Such purchase was funded from Mr. Lin’s personal funds.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons acquired Ordinary Shares as described in Item 3 above for investment purposes. Subject to applicable legal requirements, the Reporting Persons may purchase additional securities of the Company from time to time in open market or private transactions, depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Company’s securities, other developments concerning the Company, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Company at any time.

Other than as described above in Item 3 and Item 4 or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, none of the Reporting Persons have any plan or proposal relating to or that would result in any of the events or matters described in part (a) through (j) of Item 4 of the Statement on Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by the following:

(a) – (b) As of the date of this statement, Union Investment beneficially owns 16,164,893 Ordinary Shares, representing approximately 40.2% of the outstanding Ordinary Shares of the Company (based on 40,231,159 Ordinary Shares outstanding as of the date hereof). Union Investment is wholly owned by Mr. Lin and Mr. Lin is the sole director of Union Investment. As a result, Mr. Lin may be deemed to be a beneficial owner of the Ordinary Shares held by Union Investment. In addition, as of the date hereof, Mr. Lin individually owns 726,641 Ordinary Shares, which represent 1.8% of the outstanding Ordinary Shares of the Company, as to which he has sole voting and dispositive powers.

(c) Since the filing of the Amendment No. 2 to Schedule 13D on February 23, 2017, other than the transactions discussed in Item 3 hereof, the contents of which are incorporated herein by reference, the Reporting Persons had not effected any transactions in the Company’s securities.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The description of the principal terms of the stock purchase agreement, dated June 9, 2017, under Item 3 is incorporated herein by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein and in the Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement by and between the Reporting Persons, dated as of December 22, 2016 (incorporated by reference to Exhibit 99.1 to Schedule 13D filed December 22, 2016)

99.2

Rule 10b5-1/Rule 10b-18 Purchase Plan by and between Jianghuai Lin and Brean Capital, LLC, dated as of November 4, 2016 (incorporated by reference to Exhibit 99.2 to Schedule 13D filed December 22, 2016)

99.3	Stock Purchase Agreement, by and between Jianghuai Lin and Chengdong Huang dated as of June 9, 2017

SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2017

Union Investment Holdings Limited

By:	/s/ Jianghuai Lin
Jianghuai Lin
Director

/s/ Jianghuai Lin
Jianghuai Lin